Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

December 15, 2021

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-232145, 811-08194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on November 12, 2021 regarding post-effective amendment No. 255 (“PEA 255”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 253 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on October 1, 2021, with respect to the Grandeur Peak Global Explorer Fund (the “Fund”).

In connection with this response letter, and on or around December 15, 2021, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 255 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided November 12, 2021 and December 8, 2021 to PEA 255, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 255.

Staff Comments:

General Comments:

1.	Staff Comment: Please provide the staff with copies of the revised prospectus and statement of additional information (“SAI”) at least five days prior to effectiveness.

Registrant’s Response: Registrant has provided the Staff with a copy of the revised prospectus and SAI at least five days prior to effectiveness.

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

2.	Staff Comment: Please revise the prospectus to include page numbers at the bottom of each page.

Registrant’s Response: Registrant has added page numbers at the bottom of each page.

3.	Staff Comment: Please confirm that the costs of any short sales are reflected in the caption “Other Expenses” in the Fund’s fees and expenses table.

Registrant’s Response: Registrant confirms that any costs, including dividends and interest expense on short sales, will be reflected in the fees and expenses table under the caption “Other Expenses.”

4.	Staff Comment: Footnote “**” to the Fund’s fees and expenses table states “Grandeur Peak Global Advisors, LLC (the “Adviser”), has agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to [ ]% of the Fund’s average daily net assets for the Fund’s Institutional Class Shares.” Please revise the footnote to state that Grandeur Peak Global Advisors, LLC (the “Adviser”) has contractually agreed to waive and/or reimburse fees or expenses. Further, please provide a draft form of expense letter agreement.

Registrant’s Response: Registrant has revised the disclosure accordingly and will provide a form of expense letter agreement for the Staff’s review.

5.	Staff Comment: Footnote “**” to the Fund’s fees and expenses table states “the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred.” Please affirmatively state that recoupment is limited to three years from such date that such amount was waived or reimbursed.

Registrant’s Response: Registrant has revised the disclosure to remove the phrase “be obligated to.”

6.	Staff Comment: Please revise the “Portfolio Turnover” section to clarify that because the Fund has not yet commenced operations, portfolio turnover information is not yet available.

Registrant’s Response: Comment complied with. The below language has been added at the end of the Fund’s “Portfolio Turnover” section.

“Because the Fund is newly launched, portfolio turnover information is not yet available.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

7.	Staff Comment: To the extent that the Fund intends to invest in American Depositary Receipts (“ADRs”), please disclose and add a related principal risk. If the Fund intends to invest in ADRs, but investing in ADRs is not a principal investment strategy of the Fund, please add appropriate disclosure to the Fund’s SAI. If the Fund does not intend to invest in ADRs, please confirm supplementally.

Registrant’s Response: The Registrant confirms that the Fund may invest in ADRs and due to the particular classification of such investments under the “economically tied” test pursuant to, and as discussed in, the response to Comment 13 below, investment disclosure (including a definition of ADRs) and related risk factors have been added to Item 4 and Item 9 of the Prospectus. The Fund notes supplementally that investing in Global Depositary Receipts (GDRs) is not a principal strategy of the Fund at this time.

8.	Staff Comment: To the extent that the Fund intends to invest in contingent convertible bonds (“CoCos”), please disclose and add a related principal risk. If the Fund intends to invest in CoCos, but investing in CoCos is not a principal investment strategy of the Fund, please add appropriate disclosure to the Fund’s SAI. If the Fund does not intend to invest in CoCos, please confirm supplementally.

Registrant’s Response: The Registrant confirms that the Fund may invest in CoCos, but that such investments do not comprise a part of the Fund’s principal investment strategy at this time. Accordingly, disclosure has been added to the Fund’s SAI. Further, the Registrant will monitor its strategy over time and, if investing in CoCos becomes a part of the Fund’s principal investment strategy, the Fund will revise its disclosure accordingly.

9.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Adviser generally considers a company to be economically tied to a market based on where the company is organized, headquartered, has its primary stock exchange listing, or has substantial concentration of assets or revenues.” (emphasis added). Please delete the word “generally” and clarify the economically tied test in plain English. The Staff draws the Registrant’s attention to Note 24 of the adopting release for Rule 35d-1 under the Investment Company Act.

Registrant’s Response: Registrant has revised its disclosure to remove the word “generally.” The Registrant has revised the disclosure such that it reads “[t]he Adviser considers a company to be economically tied to a country if one of the following attributes exists: the company (1) is organized in such country, (2) is headquartered in such country, (3) has its primary stock exchange listing in a market located in such country, or (4) during the company's most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

10.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Fund will invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in securities issued by companies that are economically tied to countries outside the United States, including emerging and frontier market countries.” Please revise the disclosure to make clear that the 40% threshold relates multiple countries outside the United States.

Registrant’s Response: The Registrant has revised the disclosure such that it reads “[t]he Fund will invest a significant portion of its total assets (at least 40% under normal market conditions; at least 30% under market conditions that are not normal) at the time of purchase in securities issued by companies that, taken together, are economically tied to at least three countries outside the United States, including emerging and frontier market countries.”

11.	Staff Comment: To the extent that any foreign countries (including any emerging or frontier market countries) have been identified as being part of the principal investment strategy, please add a principal risk factor specific to that country.

Registrant’s Response: The Registrant confirms that it has not identified any such specific countries as part of its principal investment strategies. Registrant will monitor its strategy over time and, if a specific country becomes a part of the Fund’s principal investment strategy, the Fund will revise its disclosure accordingly.

12.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Fund will invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in securities issued by companies that are economically tied to countries outside the United States, including emerging and frontier market countries” (emphasis added). Please add disclosure to state the Fund’s minimum investment in companies economically tied to countries outside the United States.

Registrant’s Response: The Registrant has revised the disclosure such that it reads “[t]he Fund will invest a significant portion of its total assets (at least 40% under normal market conditions; at least 30% under market conditions that are not normal) at the time of purchase in securities issued by companies that, taken together, are economically tied to at least three countries outside the United States, including emerging and frontier market countries.”

13.	Staff Comment: With respect to the Fund’s principal investment strategy disclosure, explain supplementally how being organized or located in the United States ties a company to the United States economically.

Registrant’s Response: The Registrant understands that the Adviser considers several factors to determine the country to which an issuer is economically tied, as noted in the response to Comment 9 above. While this includes an assessment of where an issuer derives its revenues, holds its assets, or has its primary stock listing, determining whether an issuer is economically tied to a country based solely on those criteria is an increasingly complex assessment given the transnational nature of many companies’ operations. As a consequence, the Adviser also looks to where an issuer is organized or located, and qualification under any of these criteria is sufficient to create an economic tie. The Registrant does note, however, that it has added additional disclosure to Item 4 and Item 9 noting that “[f]oreign companies include companies whose exclusive economic tie to the United States is the trading of an American Depositary Receipt (ADR) on a U.S. exchange.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

14.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Adviser generally considers a company to be economically tied to a market based on where the company is organized, headquartered, has its primary stock exchange listing, or has substantial concentration of assets or revenues” (emphasis added). Please clarify in plain English what is meant by substantial concentration of assets or revenues.

Registrant’s Response: Geographic diversification has resulted in many issuers holding assets in, and deriving revenues from, multiple countries. As such, the phrase “substantial concentration of assets or revenues” is a reference to where an issuer has comparatively greater asset or revenue exposure. The Registrant has clarified the disclosure accordingly (as also noted in the response to Comment 9 above) such that it reads “[t]he Adviser considers a company to be economically tied to a country if one of the following attributes exists: the company (1) is organized in such country, (2) is headquartered in such country, (3) has its primary stock exchange listing in a market located in such country,or (4) during the company's most recent fiscal year,derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country.”

15.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[u]nder normal market conditions, the Adviser will invest the Fund’s assets primarily in equity securities (including common stock, preferred stock and securities convertible into common stock) of foreign and domestic companies with market capitalizations of less than $5 billion at the time of purchase.” Please clarify what is meant by “foreign company” (e.g., trading on non-U.S. exchanges and/or denominated in non-U.S. dollar).

Registrant’s Response: The Registrant has added additional disclosure to clarify that a “foreign company” is a company with an economic tie to a country other than the United States based on the economic tie criteria outlined in response to Staff Comment 9 above. The first sentence of the Principal Investment Strategies section now states: “[t]he Fund invests primarily in micro- to mid-cap companies economically tied to the United States (“domestic companies”) or to other countries (“foreign companies”), using a geography-focused framework intended to identify companies that the Adviser believes are particularly well-positioned for long-term growth.” The Fund has also added additional disclosure that “[f]oreign companies may be traded on U.S. exchanges or non-U.S. exchanges and may be denominated in U.S. dollars or foreign currencies.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

The specific reference above has been deleted because based on the edits above, the Registrant submits that it has become unnecessary.

16.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Adviser uses a process of quantitative screening of the financial trends and health of each company in its investment universe, followed by “bottom up” fundamental analysis to identify growth companies that it believes to be best-in-class among their global peers” (emphasis added). Please clarify what is meant by “best-in-class” and the source of that determination.

Registrant’s Response: The sentence following the emphasized term “best-in-class” describes the analysis that the Adviser uses to determine which companies fall into that category. To further clarify what is meant by that term and the means by which Adviser makes such determination, Registrant has revised the disclosure such that it reads “[t]he Adviser uses a process of quantitative screening of the financial trends and health of each company in its investment universe, followed by “bottom up” fundamental analysis to identify growth companies that it believes to be among the “best-in-class” in their global peer group. This fundamental analysis generally includes a comparative study of the company and its peers, including the company’s financial performance, its management, its competitors, its industry, its competitive advantage, its approach to environmental, social, and governance topics, the geographic region(s) to which it is economically tied, and talking with the management team. In performing such analysis, the Adviser seeks to evaluate each company’s long-term potential. The Adviser also travels extensively to visit companies, when it is considered safe to do so, and expects to speak directly with senior management.”

17.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Adviser seeks to evaluate each company’s long-term potential and sustainability, which includes understanding its approach to environmental, social and governance issues.” If environmental, social and governance issues (“ESG”) is not a principal part of investment strategy, please relocate disclosure to the SAI.

If ESG is a part of the Fund’s principal investment strategy, please add the Fund’s definition of ESG and examples of ESG criteria of the Fund. Please also address how the Fund uses such criteria for the purposes of selecting issuers with ESG characteristics; whether the Fund uses any third-party ESG indexes or scoring systems, or any proprietary screens or any other factors, or any combinations of such tools; the due diligence practices used, particularly with respect to any ESG data provided by a third party, and whether such due diligence is an independent analysis conducted by the Fund or its service providers, or a review conducted by third parties; and whether such ESG criteria is applied to all potential fund investments or just certain investments. In addition, consider whether adding an ESG risk factor under Item 4 and Item 9 is appropriate, and if a third party ESG data source is used, consider whether a risk factor regarding the risks associated with such third-party date would be appropriate. The Staff reserves the right to comment further based on Registrant’s response.

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

Registrant’s Response: A core component of the Fund’s principal investment strategy is to “identify companies that the Adviser believes are particularly well-positioned for long-term growth.” As noted in the response to Comment 16 above, the process of identifying those companies involves a multi-factor, comparative “best-in-class” analysis that includes, among other things, an assessment of a company’s approach to ESG relative to its peers. In making such an assessment, the Adviser seeks to understand a company’s specific approach to ESG and what effect such approach might have on the sustained, long-term growth potential of the company relative to alternative investments. This is similar to the Adviser’s assessment of a company’s management experience or financial positioning, and how those factors might also impact the company’s growth potential as compared to alternative investments.

In response to the Staff’s comments, the Registrant has added the following language before the last paragraph of the Principal Investment Strategies section in Item 4 and Item 9:

“The ESG criteria described above is collectively one of many factors that the Adviser uses as part of its fundamental analysis of a company. In analyzing a company’s approach to these ESG criteria, the Adviser assesses a number of factors through a proprietary analytical framework. This analysis may include factors such as: shareholder rights, management oversight and transparency, board membership and structure, accounting standards, supply chain visibility, environmental policies, social justice policies, and labor relations. These factors are assessed quantitatively and qualitatively, as applicable, through the Adviser’s direct research and engagement process.

The Adviser incorporates the results of this analysis into its overall decisionmaking but does not specifically include or exclude a particular company solely based on the Adviser’s assessment of that company’s ESG factors. The Adviser applies this ESG analysis to each company in which the Fund invests, but not to the cash or cash equivalent positions in the Fund’s portfolio.

Because investing on the basis of ESG criteria involves qualitative and subjective analysis, there can be no assurance that the methodology utilized by, or determinations made by, the Adviser will align with the beliefs or values of a particular investor, and other managers may make a different assessment of a company’s ESG criteria.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

In addition, the Registrant has added the following risk factor to Item 4 and Item 9:

“ESG Risk. The Fund’s consideration of ESG factors as part of its investment strategy may limit the types and number of investment opportunities available to the Fund and, as a result, the Fund may underperform other funds that do not consider ESG factors. The Fund’s consideration of ESG factors may result in the Fund investing in securities or industry sectors that underperform the market as a whole, or forgoing opportunities to invest in securities that might otherwise be advantageous to buy. The Fund may also underperform other funds that apply different ESG standards.”

Because the Adviser uses a proprietary ESG model, no risk factor associated with third-party ESG data has been added to the Prospectus.

18.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Fund may also invest in growth companies that the Adviser believes have hit a temporary setback and therefore have a particularly appealing valuation relative to their long-term growth potential.” Please state in plain English what is meant by “temporary setback” and whether the Adviser has discretion to determine whether a growth company has hit a temporary setback.

Registrant’s Response: Registrant notes that the Adviser has discretion to determine when a growth company has hit a “temporary setback.” When exercising such discretion, the Adviser does not adhere to a strict quantitative definition of “temporary setback.” Registrant has revised the disclosure to provide examples of what constitutes a “temporary setback” based on the Adviser’s investment process, such that the sentence now reads “[t]he Fund may also invest in growth companies that the Adviser believes have hit a temporary setback (for example, announced an unexpected expense or delayed contract, missed sales targets for the quarter, or experienced an unplanned management change, etc.), and therefore have a particularly appealing valuation relative to their long-term growth potential.”

19.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[a]t times, the Fund may invest in early-stage companies and Initial Public Offerings (IPOs)” (emphasis added). Please confirm that this is a principal investment strategy and, if not, please move to the disclosure to the SAI.

Registrant’s Response: Registrant confirms that investment in IPOs is intended to be a part of the Fund’s principal investment strategy. Registrant will monitor its strategy over time and, if investment in IPOs is not a substantial part of the Fund’s strategy in practice, references to investments in IPOs will be moved to the SAI accordingly. Additionally, Registrant has deleted the phrase “at times.”

20.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” the Fund states, “[t]he Adviser may significantly shift Fund assets between asset classes, sectors and geographic regions based on where it believes the best growth opportunities and valuations currently exist. The Fund may invest a significant percentage of its assets in a few sectors or regions.” If any asset classes and geographic regions have been selected, please revise and add attendant risks. If not, please confirm to the Staff.

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

Registrant’s Response: Registrant confirms that no such asset classes and/or geographic regions have been determined at this time. Registrant will continue to evaluate its strategy and, to the extent applicable, will consider revisions to its disclosure in the future.

21.	Staff Comment: In the Fund’s summary section of its prospectus, under the heading “Portfolio Managers,” the use of the term “Lead Manager” is potentially confusing. Please revise the disclosure consistent with Item 5(b) of Form N-1A by stating that each portfolio manager is primarily responsible for day-to-day management.

Registrant’s Response: Registrant has changed the title of “Lead Portfolio Manager” to “Portfolio Manager” and the disclosure now reflects that title throughout. Registrant has also identified several others who will also hold the title of Portfolio Manager with respect to the Fund, and confirms that each of them and Mr. Walker is “primarily responsible for the day-to-day management of the Fund.” Registrant further notes that its Item 10 disclosure has been revised to indicate that “[e]ach of the Portfolio Managers and Mr. Walker are responsible for the day-to-day oversight and management of the Fund.” The Registrant respectfully notes that it believes the remaining references to “portfolio managers” throughout are appropriate in light of the named Portfolio Managers’ and Mr. Walker’s roles on behalf of the Fund.

22.	Staff Comment: The Staff notes that the disclosure pertaining to the Fund’s principal investment strategies and risk factors under Items 4 and 9 of Form N-1A are substantially the same or identical. Please revise Item 4 or Item 9 to remove duplicative disclosure.

Registrant’s Response: Registrant has revised its disclosure under Items 4 and 9 in compliance with the Staff’s comment.

23.	Staff Comment: Under the heading “Investment Limitations,” the prospectus states, “Except with respect to the illiquid investment restrictions set forth above, all limitations on Fund investments listed in this Prospectus will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment.” Please clarify the disclosure to incorporate the continuous monitoring requirements under Section 18(f)(1) with respect to borrowings. Please add additional disclosure with respect to what the Fund’s monitoring will include.

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

Registrant’s Response: Registrant respectfully submits that the Prospectus does not contemplate the Fund engaging in any borrowing and confirms that the Fund does not intend to engage in any borrowing at this time. The Fund will continue to evaluate its strategy in relation to borrowing and, to the extent applicable, will consider revisions to its disclosure in the future.

24.	Staff Comment: In the Prospectus disclosure relating to the Fund’s portfolio managers, the explanation of the duties and responsibilities of the different portfolio managers is not clear. Please clarify who is acting as a portfolio manager for the Fund, and whether those individuals are jointly responsible for the management of the Fund.

Registrant’s Response: With respect to the disclosure appearing in the Item 10 disclosure in the Fund’s statutory prospectus, the Registrant notes that the description of task differentiation between the “Guardian Portfolio Manager” and “Portfolio Managers” is for shareholders’ informational purposes only. The Registrant notes that the second sentence in the introductory paragraph of this section states that “[t]rades may be initiated by any of the portfolio managers or analysts on the team, but each of the named portfolio managers is jointly and primarily responsible for the day-to-day oversight and management of the Fund.” Accordingly, no changes to the disclosure have been made.

SAI Comments:

25.	Staff Comment: Page 26 of the SAI includes disclosure that states “[t]he percentages set forth below and the percentage limitations set forth in the Prospectus apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security.” Please revise the disclosure to make clear that the Fund has an ongoing monitoring requirement with respect to borrowings under Section 18(f)(1) of the Investment Company Act of 1940, as amended.

Registrant’s Response: Please see Registrant’s response to Staff Comment #23. Notwithstanding that the Fund does not intend to engage in borrowing at this time, Registrant has revised the disclosure on page 26 to reflect the following disclosure:

“For purposes of fundamental investment restriction (6) below, in accordance with Section 18 of the 1940 Act, as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from a bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three calendar days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2021

With the exception of any applicable asset coverage requirements prescribed by Section 18 of the 1940 Act, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. Therefore, a change in the percentage that results from a relative change in values or from a change in the Fund’s net assets will not be considered a violation of the Fund’s policies or restrictions.”

Part C Comments:

26.	Staff Comment: With respect to future filings, please include “Form Of” exhibits in order to provide the Staff an opportunity to review such exhibits.

Registrant’s Response: Registrant confirms that it will comply with Staff’s request regarding “Form Of” exhibits.

27.	Staff Comment: Please ensure that the opinion of counsel is consistent with Staff Legal Bulletin No. 19 (the “Bulletin”), dated October 14, 2011, including the consents included in the Bulletin.

Registrant’s Response: Registrant confirms that when the opinion of counsel is filed, the opinion of counsel will be consistent with the Bulletin, including the consents contained therein.

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Sincerely,

/s/ Brendan Hamill

Brendan Hamill

Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP